Exhibit 99.3

Annual Information Form for the year ended December 31, 2010, dated March 16, 2011

TELUS Corporation

Annual Information Form

for the year ended December 31, 2010

March 16, 2011

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	6
EMPLOYEE RELATIONS	10
RISK FACTORS	10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	10
FOREIGN OWNERSHIP RESTRICTIONS	11
REGULATION	13
COMPETITION	14
DIVIDENDS DECLARED	15
CAPITAL STRUCTURE OF TELUS	15
RATINGS	17
MARKET FOR SECURITIES	20
DIRECTORS AND OFFICERS	21
INTERESTS OF EXPERT	24
AUDIT COMMITTEE	25
MATERIAL CONTRACTS	27
TRANSFER AGENT AND REGISTRAR	27
ADDITIONAL INFORMATION	27
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	28

Each section of the Management’s Discussion & Analysis (MD&A) for the fiscal year ended December 31, 2010 that is referred to in this Annual Information Form (AIF) is incorporated herein by reference. The MD&A is filed on SEDAR at sedar.com.  For greater certainty, references to the information circular, financial statements, the corporate social responsibility report and the telus.com website are not incorporated into this AIF.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document and the Management’s Discussion & Analysis for the year ended December 31, 2010 (“MD&A”) contain forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2011 and assumptions are described in Section 1.5 of the MD&A.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions experience for wireless, TELUS TV® and Optik High Speed™ Internet services; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; TELUS TV subscriber volumes, costs of acquisition and retention; and risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees in the future; and possible changes to foreign ownership restrictions); human resource developments (including collective bargaining and potential for work interruptions related to a national collective agreement that expired in November 2010, as well as employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer focus or negatively impacting client care); process risks

(including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters; health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in the MD&A.

CORPORATE STRUCTURE

Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the BC Company Act) on October 26, 1998 under the name BCT.TELUS Communications Inc. (BCT).  On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved.  On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia (B.C.) and its executive office at Floor 8, 555 Robson Street, Vancouver, B.C.

Intercorporate relationships and TELUS subsidiaries

The only material subsidiary of TELUS was TELUS Communications Inc. (TCI), being the only subsidiary which owned assets that constitute more than 10 per cent of the consolidated assets of TELUS and that generated sales and operating revenues that exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2010.

TELUS’ wireline and wireless businesses are primarily operated through TELUS Communications Company (TCC).  TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE Company (TELE-MOBILE).

As part of a year-end internal reorganization in 2008, Emergis Inc. (Emergis), a TELUS subsidiary acquired in January 2008, became a partner of TELE-MOBILE. In addition, TELUS Services Inc. and TELUS Communications (Québec) Inc. converted their shareholding in TCI from preferred shares to ordinary shares.

The following organization chart sets forth the relationships between these subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2010:

In this Annual Information Form, references to “TELUS”, “the Company”, “we” or “us” are to TELUS Corporation and all of its subsidiaries and wholly or majority-owned partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Who we are

TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, voice and entertainment.  In 2010, we generated $9.8 billion in revenue and had approximately 12.3 million subscriber connections including 7.0 million wireless subscribers, 3.7 million wireline network access lines, 1.2 million Internet subscribers and more than 300,000 TELUS TV subscribers.

We provide a full range of telecommunications products and services. We are the largest incumbent telecommunications provider in Western Canada and also provide data, IP, voice and wireless services to Central and Eastern Canada. We earn the majority of our revenue from access to, and the use of, our telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

Organization

We have two operating and reportable segments: wireline and wireless. Our wireline and wireless operations are integrated to leverage the convergence of wireline and wireless technology, provide integrated solutions differentiating us from our competitors and to improve operating efficiency and effectiveness. We continue our practice of separate financial reporting of wireline and wireless segments. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, distribution channels and regulatory treatment.  We offer our wireline and wireless services primarily through TCC.

Our strategy

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our strategy for growth is to focus on our core telecommunications business in Canada supported by international contact centre and outsourcing capabilities.

We developed six strategic imperatives over ten years ago that management believes remain relevant. A consistent focus on the imperatives guides our actions and contributes to the achievement of our financial goals and positions TELUS for future growth, despite changing regulatory and competitive environments and a recession in 2009. Each year, we adopt a set of corporate priorities to advance our strategy. Our strategic imperatives and 2010 corporate priorities are discussed in MD&A Section 2.2 Strategic imperatives and Section 3: Key performance drivers.

Business overview

Our principal markets, competition and products and services are discussed generally in MD&A Section 4.1 Principal markets addressed and competition. Further details related to competition can be found in MD&A Section 10.1.Competition.

Our assets and resources, including employees, distribution methods, tangible properties (such as our telecommunications networks and network facilities) and intangible properties (such as brand and wireless spectrum licenses) are discussed in MD&A Section 4.1 TELUS capability and Section 4.2 Operational resources.  Further details on our employees are provided below under Employee relations and further details on our wireless spectrum licenses are provided below under Radiocommunication spectrum licenses.  An overview of our foreign operations can be found at MD&A Section 4.2 Operational resources.

For financial information on the two most recently completed financial years with respect to our wireline and wireless performance, see MD&A Section 5.4 Wireless segment and Section 5.5 Wireline segment.

An overview of the Canadian economic environment and the telecommunications industry can be found in the MD&A Section 1.2 Canadian economy and telecommunications industry and Section 9: General outlook.  As well, the cyclical or seasonal trends that have impacted the wireline and wireless business are described in the MD&A Section 5.2 Summary of quarterly results and fourth quarter recap - Trends.

We aim to integrate environmental considerations into our business and offer innovating communications solutions while protecting the environment.  Our environmental policy seeks to meet applicable legal and other requirements and, where possible, to go beyond to achieve corporate targets. We also try to demonstrate sustainable development by integrating environmental, economic and social considerations into each step of our operations.  Our environmental policy and the associated Environmental Management System are reviewed regularly to facilitate continuing suitability and effectiveness.  Our environmental objectives, targets and performance are monitored and reported yearly through our corporate social responsibility report which is available at http://csr.telus.com/. For more information on our social and environmental policies, see MD&A Section 10.8 Health, safety and environment.

Three year history

During the three-year period ended December 31, 2010, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities for those years.

A key focus in 2010 and 2009 was our investment in broadband networks and services to enhance our competitive position and support future growth opportunities.

In 2010, we began deployment of wireless HSPA+ dual-cell technology, which is expected to double manufacturer-rated maximum download speeds to up to 42 Mbps when network deployment is complete and launched in Canadian cities and towns. Dual-cell capable devices became commercially available starting in March 2011. Our HSPA+ network and the implementation of dual-cell technology are expected to provide an optimal future transition to long-term evolution (LTE) technology.

We substantially completed our wireline ADSL2+ network in 2010 to 2.1 million households in B.C., Alberta and Eastern Quebec. We have also been deploying VDSL2 technology since 2009 to bring network download speeds of up to 30 Mbps in these communities. The VDSL2 upgrade is expected to be largely complete by the end of 2011 in these markets. We continue to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

Our ongoing investment in the expansion of our fibre-optic network has provided the capacity to introduce new home entertainment services in B.C. and Alberta since 2005. In June 2010, we launched Optik™, a newly branded suite of advanced TV and high-speed Internet services. Optik brings together our most advanced home services — Optik TV based on the Microsoft Mediaroom platform (launched in February 2010) and Optik High Speed with Internet access speeds of up to 25 Mbps or more that can be accessed anywhere in the home with Wi-Fi.

In May 2010, we announced that TELUS Health Space ®, powered by Microsoft HealthVault, was available for licensing by healthcare organizations. The platform is a high security data storage and sharing service that enables Canadians to keep all their personal healthcare information in an online database for access over any Internet connection. TELUS Health Space is the first consumer health platform in Canada to gain Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform. We also announced that 12 leading national health organizations are collaborating with us to embed applications, medical devices and educational materials into TELUS Health Space.

Another key priority in 2010 was to focus on delivering an improved customer experience.  In May 2010, we created TELUS Customer Solutions by uniting two customer-facing business units, business solutions and consumer solutions under the leadership of Joe Natale, who was appointed Executive Vice-President and Chief Commercial Officer.   This reorganization is expected to increase our ability to approach customers as one team, with fully co-ordinated sales, marketing and customer care priorities while contributing to operational efficiencies and cost synergies.

In June 2010, we introduced the Customers First initiative, an internal program that brought all senior managers to the front line to listen to customers and learn from team members.  Initiatives identified, such as improved interactive voice systems and more flexible installation times, are leading to quality of service improvements for our customers.  For other customer service related initiatives, see MD&A Section 3: Key performance drivers.

In 2010, we continued to implement an array of initiatives that are expected to improve efficiency and reduce costs. They include:

a)              simplifying or automating processes;

b)             simplifying organizational structures through consolidation of functions and reducing organizational layers, which includes workforce reductions;

c)              consolidating administrative real estate and reducing use of real estate space, which includes vacating certain locations;

d)             decommissioning uneconomic products and services; and

e)              leveraging both business process outsourcing, and off-shoring to TELUS’ own international call centres.

In 2010, shareholders received a total of $2.00 per share in declared dividends, which was an increase of 5.3% from 2009.   In addition, our Board of Directors approved a change to the dividend payout ratio guideline, in May 2010, from 45 to 55 per cent to 55 to 65 per cent of sustainable net earnings, on a prospective basis.

For additional details on these 2010 developments and other events or conditions that influenced our general development, see the MD&A Section 2.2 Strategic imperatives, as well as progress on our corporate priorities in MD&A Section 3: Key performance drivers. For a discussion of changes in our business expected in 2011, see MD&A Section 1.5 Financial and operating target for 2011 and Section 9: General Outlook.

In November 2009, we successfully launched our new national advanced wireless network based on the latest version of high-speed packet access (HSPA) technology, facilitated by network sharing agreements with Bell Canada.

In September 2009, we acquired Black’s Photo Corporation, a national imaging and digital retail company for $28 million ($26 million net of cash acquired).  This investment was made with a view to enhancing our distribution of wireless products and services across Canada and particularly in the province of Ontario.

In June 2009, to expand the addressable market for TELUS TV, we announced that we were offering satellite TV service under the TELUS brand in Alberta and B.C., thereby expanding TELUS TV coverage to over 90% of the population in those provinces.

In 2008, we launched the Koodo® basic wireless brand and service in March and acquired advanced wireless services (AWS) spectrum in Industry Canada’s AWS spectrum auction in July (see section below Radiocommunications spectrum licences).

Also, in 2008, through a wholly-owned subsidiary of TCI, we purchased all of the common shares of Emergis, which specializes in the healthcare and financial services sectors, for an approximate total purchase price of $743 million. Further, in 2008, we also purchased the remaining interests in Ambergris Solutions Inc. (TELUS International Philippines), in which we first acquired a controlling interest in 2005.

For a review of the events and conditions that influenced our general development during 2008 and 2009 and how our business developed over those two years, see the MD&A Section 1.2 Canadian economy and telecommunications industry, Section 2.2 Vision and strategy (2008)/Strategic imperatives (2009), as well as progress on our corporate priorities for the relevant year in MD&A Section 3: Key performance drivers, contained in the 2008 and 2009 annual MD&As.

2011 Year-to-date developments

On January 7, 2011, we exercised a call option to acquire a further 21.01% economic interest in Transactel Barbados, Inc. (“Transactel”) for $20 million in cash, bringing the Company’s total economic interest in Transactel to 51%.  Transactel is a business process outsourcing and call centre company with facilities in three Central American countries. The Company had acquired an initial 29.99% economic interest in Transactel in 2008 for $19 million. Additional contingent consideration could become payable depending upon Transactel’s earnings for the year ending December 31, 2011.  Investments in Transactel have been made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding English/Spanish-language capabilities for serving U.S. based corporate customers of TELUS.

EMPLOYEE RELATIONS

As at December 31, 2010, we employed approximately 34,800 employees, including approximately 8,400 employees in TELUS International.  Approximately 12,440 employees were unionized.

We are signatories to six collective agreements.  The largest agreement, that expired on November 19, 2010, is with the Telecommunications Workers Union, covering approximately 11,000 clerical, operator services and technical employees in the wireline and wireless segments across Canada.  Negotiations to renew this collective bargaining agreement began in July 2010 and continue to progress.  The terms and conditions of the expired contract continue to apply until a new agreement is reached.

In the province of Quebec, our employees in the wireline segment are covered by two collective agreements. The agreement with the Syndicat Québécois des employés de TELUS, covering approximately 840 trades, clerical and operator services employees, was renegotiated and subsequently ratified on August 5, 2010. This agreement will expire on December 31, 2014.  The second wireline agreement, with the Syndicat des agents de maîtrise de TELUS (“SAMT”), covers approximately 520 employees and expires on December 31, 2011.  SAMT also represents a small number of employees in the wireless segment under a separate collective agreement.

Our subsidiary, TELUS Sourcing Solutions Inc., is a signatory to collective agreements with the BC Government and Services Employees’ Union (“BCGEU”) and the Canadian Union of Public Employees (“CUPE”), both of which were renewed in 2010.  The BCGEU agreement covers approximately 60 employees and expires on April 30, 2013, while the CUPE agreement covers approximately 20 employees and expires on December 31, 2012.

RISK FACTORS

The risk factors in TELUS’ MD&A Section 10 Risks and risk management are hereby incorporated by reference.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The description of legal proceedings described in MD&A Section 10.9 Litigation and legal matters is hereby incorporated by reference.  In addition, there have not been any (a) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, are Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (the Telecommunications Act), the Radiocommunication Act (Canada) (the Radiocommunication Act) and a Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the Broadcasting Act) to be Canadian-owned and controlled.  Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians.  Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act.  We have filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. We further intend that TCC will remain controlled by TELUS and that it will remain “Canadian” for the purposes of these ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership and Control Regulations”), made under the Telecommunications Act further provide that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians.  Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and we must not otherwise be controlled in fact by non-Canadians.  To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians.

The Ownership and Control Regulations provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares.  Under the Ownership and Control Regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation.  For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)                                 refuse to accept any subscription for any voting shares;

(ii)                                  refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)                               suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)                              sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting the directors to make determinations to effect any of the foregoing actions.

The Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. At present, the relaxation of the ownership and control regime is confined to satellite providers and any further relaxation of the regime would require the enactment of legislation. It is not clear what, if any, further changes to the ownership and control regime might occur. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies, which included a phased in approach to liberalization that would allow increased flexibility for carriers with less than 10% national market share. In November 2010, the Minister of Industry announced the government’s intent to address the matter later in 2011 in the context of rule setting for upcoming spectrum auctions expected in 2012. Those rules could allow for more access to foreign capital in the upcoming spectrum auctions.

In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009 decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for a judicial review was opposed by the federal government and by Globalive. The Federal Court issued its ruling on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678 and issued a 45-day stay of judgement.  Both Globalive and the Attorney General of Canada have appealed the Federal Court ruling. These appeals are scheduled to be heard on May 18, 2011, with a ruling expected in the months following the hearing. The stay of judgment put in place on February 4, 2011 has been extended until the disposition of the appeals (with the result that the Order in Council is still binding). Given this development, uncertainty remains regarding the interpretation of Canada’s ownership and control regime.

It is also possible the government may be considering changes to the Investment Canada Act and Telecommunications Act to provide it more flexibility in determining when to allow ownership arrangements deemed to be in the public interest. There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that we are subject to, or the manner in which they may be changed, will be beneficial to us.  We do not oppose the removal of the foreign ownership restrictions, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers, including broadcast distribution undertakings.

The discussion on foreign ownership restrictions contained in MD&A Section 10.3 Regulatory is hereby incorporated by reference.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the CRTC) pursuant to the Telecommunications Act and the Broadcasting Act, respectively.  In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (i.e. not subject to rate regulation) certain services or classes of services if they are subject to a degree of competition which is sufficient to protect the interests of customers.  However, even when the CRTC forbears from price regulation in respect of a service, it can continue to regulate these services in other respects, such as for the purposes of ensuring network access and interconnection.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to regulatory developments that could have a material impact on TELUS’ operating procedures, costs and revenues.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.  All of our wireless communications services depend on the use of radio frequencies.  While economic regulation of wireless services falls under CRTC jurisdiction, wireless services have, generally, been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations.  Licence revocation is rare; licences are usually renewed upon expiration.  See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to radiocommunication licences regulated by Industry Canada.

Radiocommunications spectrum licences

We hold radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed.  We hold significant 1.9 GHz personal communications services (PCS) spectrum throughout Canada, are the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and hold 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Québec. We also were successful in obtaining AWS spectrum licences for an average of approximately 16 MHz covering a national footprint in the Industry Canada spectrum auction in 2008.  In addition, we hold various radio spectrum licences for fixed services in the 24/38 GHz, 2.3/3.5 GHz band throughout Canada, paging services, and other miscellaneous wireless services.

On March 14, 2011, Industry Canada released its decision concerning the Renewal Process for Cellular and PCS Spectrum Licences. This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term. This decision also determined that annual fees for these licences, including those spectrum licences from the 2001 PCS spectrum auction expiring in 2011, will be frozen, in 2011, at current rates.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to future availability and cost of wireless spectrum and radiocommunication licences regulated by Industry Canada.

Broadcasting services

We hold Class 1 Regional broadcasting distribution licences to serve areas in each of B.C., Alberta and Québec utilizing its IP facilities.  We also hold a national licence to operate a video-on-demand programming service.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to TELUS’ broadcasting distribution undertakings (BDUs) and the CRTC’s review of vertical integration in the broadcasting industry to address the potential for anti-competitive behaviour by broadcasting companies which own interests in both broadcasting distribution services and programming services.

There have been recent developments regarding two matters mentioned in this Section 10.3 of the MD&A.  The decision of the Federal Court of Appeal regarding the CRTC’s jurisdiction to implement a value-for-signal regime for over-the-air broadcasters was rendered on February 28, 2011.  The Court, by majority, found that the CRTC does in fact have the necessary authority under the Broadcasting Act to implement the intended regime.  Leave to appeal this decision to the Supreme Court of Canada is being sought by most of the BDUs which initially participated in this Reference to the Federal Court of Appeal but as noted in the MD&A, the issue of the CRTC’s jurisdiction may become moot if the CRTC reverses its position on a value for signal regime when it reconsiders its policies in light of intensified vertical integration in the industry.  Also, leave to appeal the CRTC’s Broadcasting Decision 2011-48 referenced in the MD&A is being sought by Quebecor Media Inc. (owner of the TVA television service and Videotron cable distribution service).  If leave is granted, the matter would be heard by the Federal Court of Appeal.

COMPETITION

We expect continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas.   See MD&A Section 4.1 Principal markets addressed and competition for a summary of the competitive environment in each of our principal markets and geographic areas.  Also refer to MD&A Section 10.1 Competition for further details on the risks associated with such competitive environment and Section 9: General outlook for an assessment of our competitive position.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2010, are shown below:

Quarter ended (1)	2010	2009	2008
March 31	$0.475	$0.475	$0.45
June 30	$0.50	$0.475	$0.45
September 30	$0.50	$0.475	$0.45
December 31	$0.525	$0.475	$0.475

(1) Paid on the first business day of the next month.

TELUS’ Board of Directors reviews our dividend rate quarterly.  Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.  The Company’s dividend payout ratio target guideline of 45 to 55 per cent was increased in May 2010 by the Board of Directors to 55 to 65 per cent of sustainable net earnings, on a prospective basis.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: 1) 1,000,000,000 Common Shares without par value; 2) 1,000,000,000 Non-Voting Shares without par value; 3) 1,000,000,000 First Preferred shares without par value, issuable in series and; 4) 1,000,000,000 Second Preferred shares without par value, issuable in series.  The Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange and the Non-Voting Shares are listed for trading on the New York Stock Exchange.  See Market for Securities below.

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held.  The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the shareholders of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law.  Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an Exclusionary Offer), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period.  In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of shareholders at which holders of Non-Voting Shares will be entitled to vote as a class.  In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.  As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS.  No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS.  The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS.  The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS shareholder rights plan

We first adopted a shareholder rights plan in March 2000, which expired on March 20, 2010.  The TELUS Board of Directors adopted a substantially similar shareholder rights plan (the Rights Plan) on March 12, 2010, which was ratified by shareholders of both classes at the May 2010 annual and special meeting. Under the Rights Plan, TELUS issued one right (a Series A Right) in respect of each Common Share outstanding as at such date and issued one right (a Series B Right) in respect of each Non-Voting Share outstanding as of such date.  The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years.  Each Series A Right or Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common or Non-Voting Shares for $160 (i.e. at a 50 per cent discount) respectively.

RATINGS

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations.  Additional information relating to credit ratings is contained in MD&A Section 7.4- Liquidity and capital resources to Section 7.6 — Accounts receivable sale, which is hereby incorporated by reference.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing.  A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in its ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. TCI is also a party to an agreement expiring in May 2012 with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and/or TCI, and their ratings of their long-term and short-term debt are based on a number of factors, including their financial strength as well as factors not entirely within their control, including conditions affecting the telecommunications industry generally, and the wider state of the economy.

The Company’s credit ratings are outlined in the chart below.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+

The following descriptions of the rating categories prepared by the respective rating agencies (obtained from their public websites) are provided solely to satisfy requirements of Canadian law and do not constitute an endorsement by TELUS of the categories or of the application of the respective rating agencies.

Institution	Rating
DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than AAA and D, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)”designation indicates the rating is in the middle of the category. An “A” rating denotes good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

Institution	Rating

The ratings from “AA” to “CCC” are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”. The R-1 (low) rating category denotes good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

S&P

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s

Moody’s long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term rating

MARKET FOR SECURITIES

TELUS’ Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange (TSX) under “T” and “T.A” respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under “TU”.  Monthly share prices and volumes for 2010 are listed below:

TSX — Common and Non-Voting Shares

	Common Shares			Non-Voting Shares
Month	High($)	Low($)	Volume	High($)	Low($)	Volume
January	34.56	32.66	11,982,944	33.24	31.38	4,551,803
February	34.72	32.03	12,062,533	33.17	30.90	6,336,636
March	38.09	32.53	21,894,419	36.64	33.15	9,001,252
April	39.10	36.80	14,464,128	37.72	35.49	5,906,414
May	40.46	36.93	18,167,202	38.48	35.42	7,226,090
June	41.31	37.75	19,991,129	39.51	36.28	7,087,792
July	42.52	39.99	12,899,955	40.80	38.40	10,172,775
August	44.80	40.62	14,202,833	42.84	38.51	7,416,926
September	46.19	42.61	19,068,013	44.06	40.54	5,642,717
October	47.46	44.67	14,949,539	45.34	42.55	5,396,985
November	47.54	44.05	13,757,630	45.35	42.02	5,650,673
December	48.00	45.48	13,422,750	45.90	43.23	4,959,990

NYSE — Non-Voting Shares

Month	High ($U.S.)	Low ($U.S.)	Volume
January	32.04	29.51	2,807,634
February	31.56	28.86	2,877,021
March	36.09	31.52	2,170,551
April	37.66	34.84	2,388,527
May	37.54	33.00	4,470,518
June	38.32	34.30	3,439,670
July	39.66	35.95	3,032,417
August	40.40	37.24	2,832,707
September	42.95	39.20	2,201,543
October	44.97	41.22	2,337,689
November	44.68	41.51	2,526,620
December	45.72	43.05	2,068,020

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS, the date each such person became a director of TELUS and committee membership are as set out below.  Currently, there are 13 directors on the TELUS Board.  Each was elected at TELUS’ annual meeting on May 5, 2010.  Each director’s term of office will expire immediately after the upcoming annual general meeting in May 2011.  Brian MacNeill has decided to retire and will not be seeking re-election at the May 2011 annual general meeting. Upon Mr. MacNeill’s retirement in May 2011, the Board has approved Mr. MacKinnon’s appointment as Chair of the Audit Committee.

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

R.H. (Dick) Auchinleck (4 - Chair) (5)	2003	Corporate Director
Victoria, British Columbia

A. Charles Baillie (3 - Chair) (5)	2003	Chair, Alberta Investment Management Corporation (pension investment corporation)
Toronto, Ontario

Micheline Bouchard (3)(5)	2004	Corporate Director
Montréal, Québec

R. John Butler, Q.C. (3) (4)	1995	Counsel, Bryan & Company (law firm)
Edmonton, Alberta

Brian A. Canfield	1989	Chair, TELUS Corporation
Point Roberts, Washington

Pierre Y. Ducros(3)(4)	2005	President of P. Ducros & Associés Inc. (investment and administration firm)
Montréal, Québec

Darren Entwistle	2000	President and Chief Executive Officer, TELUS Corporation
Vancouver, B.C.

Ruston E.T. Goepel (4)(5)	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)
Vancouver, B.C.

John S. Lacey (2)	2000	Chairman, Advisory Board, Brookfield Special Situations Partners Ltd. (formerly Tricap) (investment fund)
Thornhill, Ontario

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

William (Bill) MacKinnon(2)	2009	Corporate Director
Toronto, Ontario

Brian F. MacNeill (2 - Chair)	2001	Corporate Director
Calgary, Alberta

Ronald P. Triffo (2)	1995	Chairman, Stantec Inc. (engineering company)
Edmonton, Alberta

Donald (Don) Woodley (4) (5 – Chair)	1998	Corporate Director
Mono Township, Ontario

(1)                                     TELUS or its predecessors

(2)                                     Member of Audit Committee. Brian MacNeill is the current Chair of the Audit Committee, but upon his retirement at the May 2011 annual general meeting, the Board has approved Bill MacKinnon’s appointment as Chair of the Audit Committee.

(3)                                     Member of Human Resources and Compensation Committee

(4)                                     Member of Corporate Governance Committee

(5)                                     Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Micheline Bouchard was President and CEO, ART Advanced Research Technologies Inc. from 2002 to July 2006; Bill MacKinnon was Chief Executive Officer of KPMG Canada from April 1999 to December 2008; Brian MacNeill was Chair and a director of Petro-Canada from 2000 to 2009 and Acting Chief Executive Officer of Oilsands Quest Inc., an oil sands exploration and development company, from September 2010 to January 2011; and Don Woodley was interim CEO and President of GENNUM Corporation from November 2005 to September 2006.

Executive officers

The name, municipality of residence and present and principal occupations of each of the executive officers of TELUS, as of March 16, 2011, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle	President and Chief Executive Officer
Vancouver, B.C.

Robert G. McFarlane	Executive Vice President and Chief Financial Officer
Vancouver, B.C.

Josh Blair	Executive Vice President, Human Resources
Vancouver, B.C.

François Côté	Executive Vice President and President, TELUS Québec and TELUS Health Solutions
Montréal, Québec

Joe M. Natale	Executive Vice President, Chief Commercial Officer and President, TELUS Customer Solutions
Toronto, Ontario

Kevin A. Salvadori	Executive Vice President, Business Transformation and Technology Operations
Vancouver, B.C.

Eros Spadotto	Executive Vice President, Technology Strategy
Toronto, Ontario

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more, except as follows: Josh Blair was Vice President, Learning and Development from January 2004 to February 2006, Senior Vice-President, Human Resources Strategy and Business Support from February 2006 to November 2007 and Acting Executive Vice President, Human Resources from November 2007 to May 2008; and  François Côté was President and Chief Executive Officer of Emergis Inc. from November 2004 to January 2008, and then President and General Manager of the TELUS’ Emergis Business Unit — Business Solutions from January 2008 to June 2009.

TELUS shares held by directors and executive officers

As at February 28, 2011, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 321,030 Common Shares, which represented approximately 0.18 per cent of the outstanding Common Shares and 421,223 Non-Voting Shares, which represented approximately 0.28 per cent of the outstanding Non-Voting Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the 10 years ended March 16, 2011, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco had filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code.  He ceased to be director when the company emerged from bankruptcy on February 1, 2008.  Robert G. McFarlane was a director of Ascalade Communications Inc. (Ascalade) until his resignation in February 2008.  In March 2008, Ascalade filed for bankruptcy protection under the CCAA. In January 2010, the majority of the Ascalade’s assets were realized and distributed to its shareholders in accordance with its plan of arrangement.

Other than as disclosed, for the 10 years ended March 16, 2011, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators.  The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees.  The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy.  Mr. Ducros ceased to be a director of Cognos in February 2008 after its acquisition by IBM.

INTERESTS OF EXPERT

Deloitte & Touche LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the our external and internal auditors, the management of the our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this Annual Information Form.

The current members of the Audit Committee are Brian F. MacNeill (Chair), John Lacey, William MacKinnon and Ronald P. Triffo.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that both Brian MacNeill and Bill MacKinnon are audit committee financial experts and have accounting or related financial management expertise.  As noted above, Brian MacNeill has decided to retire and will not be standing for re-election at the May 2011 annual general meeting.  Upon Mr. MacNeill’s retirement in May 2011, the Board has approved Mr. MacKinnon’s appointment as Chair of the Audit Committee. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his or her role on the committee.

Brian MacNeill chairs the Audit Committee.  He holds a Bachelor of Commerce from Montana State University and has over 35 years of experience in accounting having earned his Certified Public Accounting designation (California) and his Chartered Accountant designation (Canada).  In 1995, Mr. MacNeill was made a Fellow of the Chartered Accountants of Alberta.  Mr. MacNeill served as Chair of Petro-Canada from 2000 to 2009. He also served as Chief Executive Officer of Enbridge Inc. from 1990 until his retirement in 2001.  Prior to that, he served as Chief Operating Officer of Enbridge and held numerous financial positions with various Canadian companies.

John Lacey is Chairman of the Advisory Board of Brookfield Special Situations Partners Ltd. (formerly Tricap). Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. Mr. Lacey has completed the Program for Management Development at Harvard Business School.

Bill MacKinnon is the former Chief Executive Officer of KPMG Canada, serving from April 1999 to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967.  He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

Ronald P. Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 25 years. Mr. Triffo obtained a Bachelor of Applied Science from the University of Manitoba and an MSc (Engineering) from the University of Illinois.  He is the Chairman of the Alberta Innovates — Technology Solutions and the past Chairman of ATB Financial.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors.  To enable this, we have implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2010 to December 31, 2010:

Type of work	Deloitte & Touche LLP	%

Audit fees	$3,375,731	95.7
Audit-related fees	$150,404	4.3
Tax fees	—	—
All other fees	—	—
Total	$3,526,135	100.0

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2009 to December 31, 2009:

Type of work	Deloitte & Touche LLP	%

Audit fees	$3,744,786	95.8
Audit-related fees	$162,500	4.2
Tax fees	—	—
All other fees	—	—
Total	$3,907,286	100.0

MATERIAL CONTRACTS

As at December 31, 2010, TCI continues to be a party to a three year agreement (expiry May 2012) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of March 16, 2011.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada.  Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov.  Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, is contained in the TELUS information circular dated March 11, 2011 for the annual general meeting to be held on May 5, 2011.  Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2010.  All of the above information can also be found at telus.com.

APPENDIX A:  TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                                The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2                                The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3                                 All members of the Committee will be Independent Directors.

1.4                                 All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                                 At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                                The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2                                 All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                                 Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present.   The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                                The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                                The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                                The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                               Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                      the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

c)                                      earnings press releases and earnings guidance, if any; and

d)                                     all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)                                      appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)                                     oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.  The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)                                      meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)                                     pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)                                      annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)                                        at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and  all relationships between the external auditors and the Company;

g)                                     annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)                                     require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)                                         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)                                         review reports of the external auditors; and

k)                                      pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)                                      review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)                                     review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

c)                                      oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

d)                                     review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

e)                                      review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                               Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures for:

a)                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)                                     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                               Accounting and Financial Management

The Committee will review:

a)                                      with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)                                     emerging accounting issues and their potential impact on the Company’s financial reporting;

c)                                      significant judgments, assumptions and estimates made by management in preparing financial statements;

d)                                     the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)                                      the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)                                        audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)                                     management’s approach for safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)                                     internal interim and post implementation reviews of major capital projects.

4.6                               Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)                                      the Company’s financial policies and compliance with such policies;

b)                                     the credit worthiness of the Company;

c)                                      the liquidity of the Company; and

d)                                     important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

a)                                      with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)                                     annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

c)                                      annually, and together with the Human Resources and Compensation Committee, the ethics policy;

d)                                     quarterly reports on ethics breaches pertaining to internal controls over financial reporting, including fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

e)                                      quarterly reports from the Chief General Counsel on compliance with laws and regulations; and

f)                                        quarterly reports from the Chief Compliance Officer on legal and regulatory compliance activities.

4.8                               Risk Management

The Committee will:

a)                                      consider reports on the annual enterprise business risk assessment and updates thereto;

b)                                     except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

c)                                      consider reports on financial risk management including derivative exposure and policies; and

d)                                     review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

a)                                      the expenses of the Chair of the Board and CEO and will assess the Company’s policies and procedures with respect to the Executive Leadership Team members’ expense accounts and perquisites, including their use of corporate assets;

b)                                     the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)                                      significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)                                     the disclosure policy of the Company; and

e)                                      and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

a)                                      engage and set compensation for independent counsel and other advisors;

b)                                     communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)                                      delegate tasks to Committee members or subcommittees of the Committee; and

d)                                     access appropriate funding as determined by the Committee to carry out its duties.